EXCEED COMPANY LTD.

NOTICE OF ANNUAL GENERAL MEETING

Date:	June 30, 2010
Time:	4:30 p.m. (Hong Kong Time)
Place:	Bowen Room, Level 7, Conrad Hotel, Pacific Place,
88 Queensway, Hong Kong.

Matters to be voted on:

1.	To adopt the Exceed Company Ltd. 2010 Equity Incentive Plan;

2.	To ratify the selection of independent registered public accounting firm; and

3.	To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Only shareholders of record of Exceed Company Ltd. (the “Company”) at the close of business on June 3, 2010 are entitled to notice of, and to vote at, this meeting and any adjournment or postponement.

The Company’s annual report on Form 20-F as well as other documents prepared in connection with the Annual General Meeting can be obtained from SEC website www.sec.gov.

You may also request a copy by calling (852) 3669-8105 or emailing to vivien.tai@xdlong.cn.

By Order of the Board of Directors

Lin Shuipan
Chairman and Chief Executive Officer
June 7, 2010